Pampa Energía, an independent company with active participation in the Argentine electricity, oil and gas value chain, announces the results for the nine-month period and quarter ended on September 30, 2024.

Buenos Aires, November 6, 2024

Stock information

Share capital
as of November 5, 2024
1,363.5 million common shares/
54.5 million ADS

Market capitalization
AR$4,377 billion/
US$3,692 million

Information about the videoconference

Date and time
Thursday November 7
10 AM Eastern Standard Time
12 AM Buenos Aires Time

Access link
bit.ly/Pampa3Q2024VC

For further information
about Pampa

Email
investor@pampa.com

Website for investors
ri.pampa.com

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

Securities and
Exchange Commission
sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, converted into AR$ at transactional FX. However, Transener and TGS adjust their figures for inflation as of September 30, 2024, which are expressed in US$ at the period’s closing FX. The previously reported figures remain unchanged.

Q3 24 main results[1]

14% year-on-year sales increase in Q3 24, reaching US$540 million[2], driven by increased gas production in line with the last Plan Gas round, improved availability, dispatch and prices in power generation, and higher reforming volumes. These effects were partially offset by lower gas sales to industries and Chile, reforming prices and local petchem sales.

Operational KPIs in power generation and gas production outperformed during the winter peak demand:

Adjusted EBITDA[3] was US$279 million in Q3 24, 14% higher than Q3 23, mainly explained by increased deliveries under Plan Gas, power generation and our stakes at Transener and TGS, offset by petrochemicals and operating costs.

Net profit to the Company’s shareholders of US$146 million, a 4% decline from Q3 23, due to lower gains from financial securities and lesser devaluation over the monetary active position in AR$, partially offset by lesser financial expenses and income tax, and improvements in the operating margin.

Net debt decreased US$150 million vs. June 2024, to US$539 million, the lowest amount and ratio in the last 8 years, explained by the operating cash flow of core businesses and improved collections.

1 The information is based on FS prepared according to IFRS in force in Argentina.
2 Sales from the affiliates CTBSA, Transener and TGS are excluded, shown as ‘Results for participation in joint businesses and associates.’
3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership. Further information on section 3.1.

Pampa Energía ● Earnings release Q3 24 ● 1

1. Relevant Events

1.1 Tender offer for 2027 Notes and international placement of 2031 Notes

On August 26, 2024, Pampa’s Board of Directors approved the repurchase at par value of the 2027 Notes for US$750 million of face value, 7.5% fixed rate and maturing in January 2027. The tender ended on September 5, 2024, participating approximately 53% of the total, equivalent to US$397 million.

The funds for the tender came from the successful placement of the 2031 Notes for US$410 million at a 7.95% annual fixed rate and 8.25% yield, maturing on September 10, 2031. The issuance received offers exceeding US$1.6 billion from international institutional investors. This transaction strengthens Pampa’s debt profile, paving the way for the upcoming investments in Vaca Muerta, especially in developing the Rincón de Aranda shale oil block.

1.2 Power generation segment

Partial commissioning of PEPE 6

In September 2024, 7 Vestas wind turbines were commissioned, adding 31.5 MW. On October 11, 2024, 4 more were commissioned for 18 MW. Hence, 25 of the 31 wind turbines are commissioned, with a total capacity of 112.5 MW.

All the wind turbines and civil works were finished in October. PEPE 6 is estimated to be fully online and reach a total capacity of 140 MW by November 2024. With this investment of approximately US$250 million, Pampa has 427 MW of total installed wind power capacity, ranking as one of the country’s leading renewable power producers.

2024-2026 contingency plan

On October 1, 2024, the SE established a plan to face the energy system’s critical situation during the seven months of peak demand (December to March and June to August) (Res. No. 294/24). The plan includes a voluntary participation scheme that recognizes an additional remuneration, effective from December 2024 to March 2026. Pampa is analyzing participation in the said scheme.

•	Fixed additional remuneration of US$2,000/MW-month for the capacity, adjusted by a criticality factor based on the node where the unit is located and its availability during peak demand hours[4].

•	Variable additional remuneration in US$/MWh for power generation during peak demand periods, based on the type of fuel used, generation technology, and a criticality factor:

Technology	Natural gas	Fuel Oil	Gas Oil	Biofuel	Coal
GT	6.4	-	8.6	8.7	-
ST	3.4	6.0	-	8.7	10.4
Engines	8.1	15.4	10.5	8.7	-

4 Ranges between nodes with high (1.25), medium (1.00), and low (0.75) criticality, and between summer and winter.

Pampa Energía ● Earnings release Q3 24 ● 2

Updates for the spot remuneration scheme

Effective as of:	Spot energy remuneration
	Increase	Resolution

September	5%	SE No. 233/24
October	2.7%	SE No. 285/24
November	6%	SCEyM No. 20/24

License expiration and transition period at Mendoza hydros

On October 19, 2024, the HIDISA license concessions were scheduled to expire, one for the assets and water usage granted by the Province of Mendoza and another for the power generation granted by the National Government. Pampa holds 61% of HIDISA’s share capital.

On October 18, 2024, the Government of Mendoza set a 12-month transition period starting from the expiration date, appointing the Undersecretary of Energy and Mining as observer (Decree No. 2,096/24). Additionally, the National Coordination Secretary of Energy and Mining set the transition period until June 1, 2025, and appointed the SSEE as observer (Res. SCEyM No. 1/24).

The transition period at HINISA expires on November 30, 2024. Pampa sent a letter to the SE seeking guidance on the next steps.

1.3 Increases in regulated tariffs

Natural gas

On August 29, 2024, the SE adjusted the PIST values for natural gas from September 2024 (Res. SE No. 232/24). Later, on September 27, 2024, an additional reduction was applied, effective from October 2024 (Res. SE No. 284/24):

Demand segment	September 2024		As of October 2024
	Subsidized price	Price without subsidy	Subsidized price	Price without subsidy
High-income residential (N1) and businesses and industries	n.a.	US$3.4 per MBTU	n.a.	US$3.1 per MBTU
Low-income residential/social tariff (N2)	US$1.2 per MBTU		US$1.1 per MBTU
Middle income residential (N3)	US$1.5 per MBTU		US$1.4 per MBTU

Note: Consumption exceeding the cap for N2 and N3, which varies according to consumption range, distributor, and zone, will be valued at N1 price without any discount.

Cost variations

Effective as of:	Transener		TGS
	Increase	Resolution	Increase	Resolution
September	6%	ENRE N° 580 y 581/24	1%	ENARGAS N° 491/24
October	2.7%	ENRE N° 692 y 696/24	2.7%	ENARGAS N° 601/24
November	6%	ENRE N° 901 y 902/24	3.5%	ENARGAS N° 735/24

Pampa Energía ● Earnings release Q3 24 ● 3

1.4 Acquisition of OCP Ecuador shares and end of concession

On August 30, 2024, Pampa acquired the remaining 36% of OCP Ecuador, where it already held 64% of the capital, for US$23 million. With this transaction, Pampa became the sole owner of OCP Ecuador and began consolidating the company in its FS.

OCP Ecuador operates the country’s main private pipeline, extending 485 kilometers and transporting an average of 150 thousand barrels of Ecuadorian crude daily, approximately 30% of national production, along with 10 thousand barrels per day of Colombian oil.

The OCP concession has been extended for three months until November 30, 2024, when the shares must be transferred to the Ecuadorian State. OCP Ecuador is working with the authorities to carry out the transition per the provisions of the concession contract.

1.5 Sale of stake in Gobernador Ayala

On October 21, 2024, Pampa transferred its 22.51% stake in the hydrocarbon exploitation license and joint operatorship at the Gobernador Ayala block to Pluspetrol for $23 million.

1.6 TGS

Public hearing for the tenure extension of the gas transportation license

On October 21, 2024, ENARGAS held a public hearing to discuss the tenure extension of TGS’s license for natural gas transportation, expiring in December 2027. The original contract allowed for a 10-year extension, but the Ley Bases, passed in July 2024, enables an extension of up to 20 years until December 2047.

Conditioning capacity expansion at Tratayén

In October 2024, the construction and commissioning of the first natural gas conditioning module at TGS’s Tratayén Plant was completed, increasing its capacity by 6.6 million m3 per day. The second module, adding another 6.6 million m3, is expected to be online by the end of 2024. This investment of approximately US$350 million will enable the plant to reach a total conditioning capacity of 28 million m3 per day.

Pampa Energía ● Earnings release Q3 24 ● 4

2. Financial highlights

2.1 Consolidated balance sheet

Figures in million	As of 09.30.2024		As of 12.31.2023
	AR$	US$ FX 970.5	AR$	US$ FX 808.45
ASSETS
Property, plant and equipment	2,499,436	2,575	2,056,974	2,544
Intangible assets	94,114	97	77,898	96
Right-of-use assets	12,153	13	17,259	21
Deferred tax asset	101,466	105	2	0
Investments in joint ventures and associates	918,879	947	542,978	672
Financial assets at fair value through profit and loss	26,451	27	28,040	35
Other assets	1,722	2	349	0
Trade and other receivables	43,103	44	14,524	18
Total non-current assets	3,697,324	3,810	2,738,024	3,387

Inventories	231,400	238	166,023	205
Financial assets at amortized cost	77,881	80	84,749	105
Financial assets at fair value through profit and loss	750,900	774	451,883	559
Derivative financial instruments	108	0	250	0
Trade and other receivables	598,582	617	238,294	295
Cash and cash equivalents	322,011	332	137,973	171
Total current assets	1,980,882	2,041	1,079,172	1,335

Total assets	5,691,563	5,865	3,817,196	4,722

EQUITY
Equity attributable to owners of the company	3,092,655	3,187	1,943,736	2,404

Total equity	3,100,822	3,195	1,950,696	2,413

LIABILITIES
Provisions	183,254	189	119,863	148
Income tax and presumed minimum income tax liabilities	71,282	73	44,614	55
Deferred tax liabilities	48,121	50	240,686	298
Defined benefit plans	40,976	42	13,172	16
Borrowings	1,368,963	1,411	989,182	1,224
Trade and other payables	49,286	51	37,301	46
Total non-current liabilities	1,761,882	1,815	1,444,818	1,787

Provisions	8,720	9	4,649	6
Income tax liabilities	199,094	205	14,026	17
Taxes payables	47,984	49	11,427	14
Defined benefit plans	12,148	13	2,695	3
Salaries and social security payable	29,187	30	15,537	19
Derivative financial instruments	2	0	191	0
Borrowings	305,312	315	181,357	224
Trade and other payables	225,170	232	191,800	237
Total current liabilities	827,617	853	421,682	522

Total liabilities	2,590,741	2,669	1,866,500	2,309

Total liabilities and equity	5,691,563	5,865	3,817,196	4,722

Pampa Energía ● Earnings release Q3 24 ● 5

2.2 Consolidated income statement

	Nine-month period				Third quarter
Figures in million	2024		2023		2024		2023
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	1,294,494	1,441	346,957	1,370	510,706	540	152,701	475
Domestic sales	1,086,342	1,207	285,892	1,117	437,156	465	131,583	409
Foreign market sales	208,152	234	61,065	253	73,550	75	21,118	66
Cost of sales	(831,719)	(930)	(209,953)	(850)	(344,291)	(365)	(92,014)	(295)

Gross profit	462,775	511	137,004	520	166,415	175	60,687	180

Selling expenses	(51,380)	(57)	(13,333)	(51)	(19,798)	(21)	(5,610)	(17)
Administrative expenses	(124,840)	(139)	(34,629)	(133)	(53,166)	(56)	(14,427)	(44)
Exploration expenses	(256)	-	(1,772)	(7)	(89)	-	(22)	-
Other operating income	102,716	116	31,627	115	31,935	33	17,338	54
Other operating expenses	(63,966)	(72)	(18,079)	(68)	(20,912)	(20)	(10,704)	(33)
Impairment of financial assets	(48,912)	(56)	(415)	(4)	680	-	(116)	(1)
Impairment on PPE, int. assets & inventories	(18,578)	(19)	(324)	(1)	(18,436)	(19)	(1)	-
Results for part. in joint businesses & associates	94,331	101	14,044	42	62,437	62	5,474	8
Income from the sale of associates	5,765	7	486	1	-	-	486	1

Operating income	357,655	392	114,609	414	149,066	154	53,105	148

Financial income	4,095	4	1,090	4	2,086	2	662	2
Financial costs	(120,932)	(137)	(71,096)	(283)	(39,244)	(43)	(30,018)	(95)
Other financial results	99,806	114	95,794	392	36,945	40	40,333	138
Financial results, net	(17,031)	(19)	25,788	113	(213)	(1)	10,977	45

Profit before tax	340,624	373	140,397	527	148,853	153	64,082	193

Income tax	111,715	140	(20,437)	(69)	(9,451)	(7)	(13,350)	(40)

Net income for the period	452,339	513	119,960	458	139,402	146	50,732	153
Attributable to the owners of the Company	452,630	513	119,708	457	139,470	146	50,611	152
Attributable to the non-controlling interest	(291)	-	252	1	(68)	-	121	1

Net income per share to shareholders	332.8	0.4	87.5	0.3	102.6	0.1	37.2	0.1
Net income per ADR to shareholders	8,320.4	9.4	2,187.6	8.4	2,563.8	2.7	930.4	2.8

Average outstanding common shares[1]	1,360	1,360	1,368	1,368	1,360	1,360	1,360	1,360.0
Outstanding shares by the end of period[1]	1,360	1,360	1,360	1,360	1,360	1,360	1,360	1,360.0

Note: 1 It considers the Employee stock-based compensation plan shares, which amounted to 3.9 million common shares as of September 30, 2023 and 2024.

Pampa Energía ● Earnings release Q3 24 ● 6

2.3 Cash and financial borrowings

As of September 30, 2024, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	963	958	544	544	(419)	(414)
Petrochemicals	-	-	-	-	-	-
Holding and others	82	82	11	11	(71)	(71)
Oil and gas	141	141	1,171	1,171	1,029	1,029
Total under IFRS/Restricted Group	1,186	1,181	1,725	1,725	539	544
Affiliates at O/S2	213	213	273	273	60	60
Total with affiliates	1,399	1,394	1,998	1,998	599	604

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of September 30, 2024, Pampa’s financial debt under IFRS amounted to US$1,725 million, 19% higher than the end of 2023, mainly due to the international issuance of the 2031 Notes, partially offset by the repurchase of the 2027 Notes. However, net debt decreased to US$539 million, the lowest amount in the last 8 years, explained by the contributions of operating cash flow from power and E&P businesses and improved collections from CAMMESA and ENARSA.

The table below shows the gross debt principal breakdown:

Currency	Type of issuance	Amount in million US$	Legislation	% over total gross debt	Avg coupon
US$	US$[1]	1,255	Foreign	73%	8.3%, primarily fixed
	US$ Cable	215	Argentine	13%	4.2%
	US$ MEP	128	Argentine	7%	5%
AR$	AR$	23	Argentine	1%	37.4%, variable
	US$-link	98	Argentine	6%	0%

With the issuance of the 2031 Notes, the financial debt increased its average life to 3.4 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q3 24:

Note: The chart only considers Pampa consolidated under IFRS. It does not include affiliates TGS, Transener, and CTBSA.

Pampa Energía ● Earnings release Q3 24 ● 7

During Q3 24, Pampa issued the Series 21 CB for US$410 million, at an interest rate of 7.95%, maturing in September 2031, and repurchased in cash at par value its Series 1 CB for US$397 million, remaining an outstanding amount of US$353 million of face value. After the quarter’s closing, Pampa issued the Series 22 CB for US$84 million at an interest rate of 5.75%, maturing in October 2028, and canceled US$47 million from the Series 20 CB, remaining an outstanding amount of US$60 million.

Regarding our affiliates, in Q3 24, TGS issued its Series 3 CB for US$490 million, at an interest rate of 8.5%, maturing in July 2031, and redeemed the total outstanding of its 2025 Notes for US$470 million. In addition, TGS took short-term borrowings for US$5 million and paid import financing equivalent to US$2 million. CTEB paid short-term net bank borrowings for AR$20,496 million and took borrowings for US$10 million. After the quarter’s closing, CTEB took borrowings for US$57 million and canceled its Series 4 CB for US$96 million.

As of this report’s issuance date, we comply with the covenants established in our debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$-Foreign Law
Pampa	CB Series 9 at par & fixed rate	2026	293	179	9.5%
	CB Series 1 at discount & fixed rate	2027	750	353	7.5%
	CB Series 3 at discount & fixed rate	2029	300	293	9.125%
	CB Series 21 at discount & fixed rate	2031	410	410	7.950%
TGS[1]	CB at discount at fixed rate	2031	490	490	8.50%

In US$-Argentine Law
Pampa	CB Series 20	2026	108	60	6.00%

In US$-link
Pampa	CB Series 13	2027	98	98	0%
CTEB[1]	CB Series 6	2025	84	84	0%
	CB Series 9	2026	50	50	0%

In US$-MEP
Pampa	CB Series 16	2025	56	56	4.99%
	CB Series 18	2025	72	72	5.00%
	CB Series 22	2028	84	84	5.75%
In AR$
Pampa	CB Series 19	2025	17,131	17,131	Badlar Privada -1%

Notes: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS. 2 Series 4 CB from CTEB was canceled after Q3 24 closing.
3 Series 22 CB from Pampa was issued after the Q3 24 closing.

Pampa Energía ● Earnings release Q3 24 ● 8

Credit ratings

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA+ (long-term) A1+ (short-term)
TGS	S&P	CCC	na
	Moody's	Caa3	na
	FitchRatings	B-	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	AA-

Note: 1 Stand-alone. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Earnings release Q3 24 ● 9

3. Analysis of the Q3 24 results

Breakdown by segment Figures in US$ million	Q3 24			Q3 23			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	183	112	95	163	91	110	+12%	+23%	-14%
Oil and Gas	228	122	(4)	207	132	2	+10%	-8%	NA
Petrochemicals	140	2	7	132	16	15	+6%	-88%	-53%
Holding and Others	19	43	48	3	6	25	NA	NA	+92%
Eliminations	(30)	-	-	(30)	-	-	-	NA	NA

Total	540	279	146	475	244	152	+14%	+14%	-4%

Note: Net income attributable to the Company’s shareholders.

3.1 Reconciliation of consolidated adjusted EBITDA

Reconciliation of adjusted EBITDA, in US$ million	Nine-month period		Third quarter
	2024	2023	2024	2023
Consolidated operating income	392	414	154	148
Consolidated depreciations and amortizations	257	203	105	77
Reporting EBITDA	649	617	259	225

Adjustments from generation segment	80	(5)	7	1
Adjustments from oil and gas segment	5	(0)	14	(1)
Adjustments from petrochemicals segment	(0)	3	(0)	(0)
Adjustments from holding & others segment	20	57	(1)	20

Consolidated adjusted EBITDA	754	672	279	244
At our ownership	753	673	279	245

Pampa Energía ● Earnings release Q3 24 ● 10

3.2 Analysis of the power generation segment

Power generation segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	505	507	-0%	183	163	+12%
Cost of sales	(260)	(275)	-5%	(102)	(94)	+9%

Gross profit	245	232	+6%	81	69	+17%

Selling expenses	(2)	(1)	+100%	(1)	-	NA
Administrative expenses	(39)	(38)	+3%	(14)	(12)	+17%
Other operating income	34	50	-32%	2	15	-87%
Other operating expenses	(11)	(24)	-54%	(4)	(10)	-60%
Impairment of financial assets	(46)	-	NA	-	-	NA
Results for participation in joint businesses	(28)	9	NA	10	4	+150%

Operating income	153	228	-33%	74	66	+12%

Finance income	3	2	+50%	1	1	-
Finance costs	(39)	(92)	-58%	(11)	(26)	-58%
Other financial results	102	221	-54%	22	97	-77%
Financial results, net	66	131	-50%	12	72	-83%

Profit before tax	219	359	-39%	86	138	-38%

Income tax	109	(48)	NA	9	(27)	NA

Net income for the period	328	311	+5%	95	111	-14%
Attributable to owners of the Company	328	310	+6%	95	110	-14%
Attributable to non-controlling interests	-	1	-100%	-	1	-100%

Adjusted EBITDA	304	297	+2%	112	91	+23%
Adjusted EBITDA at our share ownership	304	298	+2%	112	91	+23%

Increases in PPE	67	192	-65%	24	46	-48%
Depreciation and amortization	71	74	-4%	31	24	+29%

During Q3 24, power generation sales increased 12% year-on-year, mainly due to higher legacy or spot energy prices from the AR$ increases that outpaced the devaluation, in addition to outstanding operating performance with higher availability and load factor in spot and PPAs units. MATER sales also grew, thanks to the gradual commissioning of PEPE 6. These effects were partially offset by lower Energía Plus demand due to the decline in industrial activity and the divestment of PEMC in August 2023.

Additionally, spot energy remuneration increases impacted the CCGTs capacity payment, which also has a partial income in US$ (US$5.3 thousand per MW-month, +16% year-on-year and +11% vs. Q2 24). For open cycles (GT and ST), the remuneration was equivalent to US$4.8 thousand per MW-month (+23% vs. Q3 23 and vs. Q2 24) and US$2.3 thousand per MW-month for hydros (+24% vs. Q3 23 and +15% vs. Q2 24).

Compared to Q2 24, the increase of 9% in sales responds to better spot prices and higher thermal dispatch.

The operating performance of Pampa’s operated power generation grew by 19% vs. Q3 23, compared to a 3% year-on-year drop in national generation, because of the lower availability of the grid’s power plants due to maintenance. This increase was mainly attributed to higher dispatch at CTGEBA because of improved natural gas supply and overhauls in Q3 23 (+597 GWh), at CTEB (+173 GWh) and CTLL due to an outage in the GT05 and overhauls in Q3 23 (+159 GWh). Lower water at HPPL (-148 GWh) and PEMC’s divestment (-97 GWh) partially offset these effects.

Pampa Energía ● Earnings release Q3 24 ● 11

The availability of Pampa’s operated units reached 96.2% in Q3 24, 244-basis points higher than Q3 23’s 93.7%, due to the outage at CTLL’s GT05 and programmed overhauls at CTGEBA’s GT03 in Q3 23, that were offset by an outage at CTLL’s GT05 during August 2024. Therefore, a 96.0% thermal availability rate was reached in Q3 24, 392 basis points higher than 92.1% from Q3 23.

Power generation's key performance indicators	2024				2023				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	382	4,107	5,426	938	287	4,107	5,332	-	+33%	-	+2%
New capacity (%)	-	100%	33%	32%	-	100%	33%	31%	-	-	-	+1%
Market share (%)	2.2%	0.9%	9.6%	12.6%	2.2%	0.7%	9.5%	12.3%	+0%	+0%	+0%	+0%

Nine-month period
Net generation (GWh)	1,641	839	14,467	16,947	1,249	913	13,800	15,963	+31%	-8%	+5%	+6%
Volume sold (GWh)	1,641	844	15,054	17,539	1,250	913	14,655	16,818	+31%	-8%	+3%	+4%

Average price (US$/MWh)	15	72	35	35	19	72	35	35	-20%	-1%	+0%	-2%
Average gross margin (US$/MWh)	6	62	22	22	5	62	21	22	+9%	-0%	+5%	+2%

Third quarter
Net generation (GWh)	540	337	5,074	5,951	596	316	4,073	4,985	-9%	+7%	+25%	+19%
Volume sold (GWh)	540	340	5,280	6,161	596	316	4,340	5,252	-9%	+8%	+22%	+17%

Average price (US$/MWh)	17	72	35	36	14	72	39	38	+25%	-1%	-9%	-5%
Average gross margin (US$/MWh)	6	54	22	23	3	61	23	23	+99%	-11%	-3%	-2%

Note: Gross margin before amortization and depreciation. It includes CTEB, operated by Pampa (co-operated by Pampa, 50% equity stake). PEMC was de-consolidated in August 2023.

Excluding depreciation and amortizations, net operating costs increased by 14% to US$88 million vs. Q3 23, mainly explained by lower overdue interests from CAMMESA due to a drop in rates and days of sales outstanding, and by gas and electricity transportation tariff increases. These effects were partially offset by lower power purchases to cover contracts. Compared to Q2 24, operating costs rose 42% due to lower overdue interests from CAMMESA and higher maintenance expenses and power purchases, partially offset by lower labor costs.

Financial results in Q3 24 reached a net profit of US$12 million, 83% lower than Q3 23, mainly due to lower gains from financial instruments, offset by reduced financial interests because of lower AR$-debt stock and lesser losses from FX differences, due to minor devaluation impact over AR$ trade receivables.

Reconciliation of adjusted EBITDA from power generation, in US$ million	Nine-month period		Third quarter
	2024	2023	2024	2023
Consolidated operating income	153	228	74	66
Consolidated depreciations and amortizations	71	74	31	24
Reporting EBITDA	224	302	105	90

Deletion of CTEB's equity income	28	(9)	(10)	(4)
Deletion of commercial interests to CAMMESA	(28)	(41)	(2)	(12)
Deletion of CAMMESA's receivable impairment	32	-	-	-
Deletion of PPE activation in operating expenses	2	2	1	-
Deletion of provision in hydros	5	6	2	1
CTEB's EBITDA, at our 50% ownership	41	37	16	16

Adjusted EBITDA from power generation	304	297	112	91

Adjusted EBITDA from the power generation segment was US$112 million, a 23% increase year-on-year, boosted by the spot energy prices and operational outperformance, offset by higher operating expenses. Adjusted EBITDA excludes non-operating, non-recurrent and non-cash items and considers CTEB’s 50% ownership, which posted US$16 million in Q3 24, the same as in Q3 23.

Pampa Energía ● Earnings release Q3 24 ● 12

Finally, without CTEB, capital expenditures registered US$24 million in Q3 24 vs. US$46 million in Q3 23, explained by the completion of works in PEPE 4 (commissioned in Q4 23) and partially offset by the last disbursements for PEPE 6, which is estimated to be fully operating by Q4 24. The PEPE 6 project is detailed below:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @09/30/24
Renewable
Pampa Energía 6	139.5	MAT ER	US$	na	na	62(2)	269	72%	Q4 2024 (est.)

Note: 1 Without value-added tax. 2 Estimated average.

3.3 Analysis of the oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	596	548	+9%	228	207	+10%
Domestic sales	512	411	+25%	201	181	+11%
Foreign market sales	84	137	-39%	28	26	+5%
Cost of sales	(387)	(319)	+21%	(153)	(121)	+26%

Gross profit	209	229	-9%	75	86	-13%

Selling expenses	(46)	(38)	+21%	(17)	(13)	+31%
Administrative expenses	(57)	(56)	+2%	(21)	(18)	+17%
Exploration expenses	-	(7)	-100%	-	-	NA
Other operating income	67	64	+5%	25	39	-36%
Other operating expenses	(22)	(26)	-15%	(8)	(13)	-38%
Impairment of financial assets	(10)	-	NA	-	-	NA

Operating income	122	166	-27%	35	81	-57%

Finance income	1	2	-50%	1	1	-
Finance costs	(71)	(157)	-55%	(22)	(60)	-63%
Other financial results	(17)	7	NA	(3)	(18)	-83%
Financial results, net	(87)	(148)	-41%	(24)	(77)	-69%

Loss before tax	35	18	+94%	11	4	+175%

Income tax	36	(2)	NA	(15)	(2)	NA

Net loss for the period	71	16	NA	(4)	2	NA

Adjusted EBITDA	310	291	+7%	122	132	-8%

Increases in PPE and right-of-use assets	243	385	-37%	46	169	-73%
Depreciation and amortization	183	125	+46%	73	52	+40%

In Q3 24, sales from the oil and gas segment grew by 10% vs. Q3 23, mainly due to the increased gas deliveries under Plan Gas, thanks to the GPNK commissioned in August 2023. However, deliveries were limited by transportation constraints due to delays in the commissioning of GPNK’s compressor stations and higher temperatures in September. Higher gas sales prices to distribution companies, in line with the demand tariff increases, and better crude oil prices and volumes contributed to the segment’s sales increase. These effects were partially offset by lower gas sales to large users and exports to Chile, which were affected by the economic downturn and higher hydrology, respectively.

Pampa Energía ● Earnings release Q3 24 ● 13

Oil and gas' key performance indicators	2024			2023			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Nine-month period
Volume
Production
In thousand m3/day	0.8	13,382		0.8	10,793		+2%	+24%	+22%
In million cubic feet/day		473			381
In thousand boe/day	5.0	78.8	83.8	4.9	63.5	68.5
Sales
In thousand m3/day	0.8	13,331		0.8	10,827		-10%	+23%	+21%
In million cubic feet/day		471			382
In thousand boe/day	4.8	78.5	83.3	5.3	63.7	69.0

Average Price
In US$/bbl	71.0			65.5			+8%	-13%
In US$/MBTU		3.9			4.5

Third quarter
Volume
Production
In thousand m3/day	0.9	13,944		0.7	12,860		+16%	+8%	+9%
In million cubic feet/day		492			454
In thousand boe/day	5.4	82.1	87.5	4.7	75.7	80.4
Sales
In thousand m3/day	0.9	13,632		0.7	12,885		+18%	+6%	+7%
In million cubic feet/day		481			455
In thousand boe/day	5.5	80.2	85.7	4.6	75.8	80.5

Average Price
In US$/bbl	71.9			63.1			+14%	-6%
In US$/MBTU		4.4			4.7

Note: The net production in Argentina. The gas volume is standardized at 9,300 kilocalories (kCal).

Regarding operating performance, total production in Q3 24 was 87.5 kboe per day (+9% vs. Q3 23 but -4% vs. Q2 24), with an increase in gas production to 13.9 million m3 per day (+8% vs. Q3 23 but -4% vs. Q2 24), boosted by the latest round 4.2 of Plan Gas filling the GPNK, but limited by transportation constraints. Lower gas demand from Chile and industries and higher temperatures in September partially offset the year-on-year and quarter-on-quarter increases.

Analyzing the gas output by block, 57% of our total production in Q3 24 came from El Mangrullo, where we reached 8.0 million m3 per day (+7% vs. Q3 23, but -13% vs. Q2 24). Sierra Chata followed with a 29% contribution, growing production to 4.0 million m3 per day (+18% vs. Q3 23 and +20% vs. Q2 24). The outstanding productivity of Sierra Chata’s shale wells hit a production record in July, with 5.0 million m3 per day. At non-operated blocks, Río Neuquén maintained a steady production at 1.7 million m3 per day (+2% vs. Q3 23 and similar to Q2 24), while Rincón del Mangrullo continued to deplete, contributing 0.2 million m3 per day (-21% vs. Q3 23 and -9% vs. Q2 24).

Our gas price in Q3 24 averaged US$4.4 per MBTU (-6% vs. Q3 23 but +10% vs. Q2 24, due to seasonality), primarily explained by lower exports to Chile and sales to large users, partially offset by higher prices to retail, in line with the tariff increases. As a result, Plan Gas compensation decreased 41% vs. Q3 23 to US$18 million.

Pampa Energía ● Earnings release Q3 24 ● 14

Regarding our gas deliveries, during Q3 24, 46% was destined for distribution companies and 40% for thermal power generation, both under Plan Gas. 7% supplied the industrial/spot market, 3% was exported, and the remaining was sold to our petchem plants as raw material. Compared to Q3 23, 41% supplied the retail segment, 41% the thermal power units, 10% sold to the industrial/spot market, 5% was exported and the remainder to our petchem plants.

Oil production reached 5.4 kbbl per day in Q3 24 (+16% vs. Q3 23 and similar to Q2 24), driven by the start of shale oil production at Rincón de Aranda (+1.2 kbbl per day), partially offset by year-on-year decreases of 0.2 kbbl per day at El Tordillo and 0.5 kbbl per day at Los Blancos.

Our oil price in Q3 24 was 14% higher than Q3 23, reaching US$71.9 per barrel, with domestic and export prices very similar. 54% of our sales were destined for the domestic market, compared to 85% during Q3 23.

The lifting cost[5] recorded US$48 million in Q3 24 (+16% vs. Q3 23 and +9% vs. Q2 24), mainly due to the shale oil development in Rincón de Aranda and, to a lesser extent, higher gas treatment and transportation costs. The lifting cost per boe increased to US$6.0 per boe produced in Q3 24, vs. US$5.6 per boe in Q3 23 (+6%) and US$5.3 per boe in Q2 24 (+12%). However, gas lifting cost decreased by 2% vs. Q3 23 to US$0.8/MBTU, explained by the growth in production.

Regarding other operating income and expenses, higher crude oil stock costs and royalties stand out due to the increased crude oil price and gas production. Plan Gas compensation reached US$18 million, a 41% year-on-year decrease because of the higher prices charged to distribution companies, as mentioned before. These effects were partially offset by higher overdue interests, explained by a year-on-year rise in Plan Gas invoicing.

Financial results in Q3 24 recorded net losses of US$24 million, a 69% improvement vs. Q3 23, mainly due to lower financial interests from decreased AR$-debt stock and lesser losses from FX differences due to the minor devaluation impact over trade receivables in AR$, partially offset by lower gains from holding financial securities.

Reconciliation of adjusted EBITDA from oil & gas, in US$ million	Nine-month period		Third quarter
	2024	2023	2024	2023
Consolidated operating income	122	166	35	81
Consolidated depreciations and amortizations	183	125	73	52
Reporting EBITDA	305	291	108	133

Deletion of PPE & inventories' impairment	19	-	19	-
Deletion of gain from commercial interests	(18)	(7)	(5)	(1)
Deletion of Río Atuel's reversal losses	-	7	-	-
Deletion of CAMMESA's receivable impairment	4	-	-	-

Adjusted EBITDA from oil & gas	310	291	122	132

Our oil and gas adjusted EBITDA amounted to US$122 million in Q3 24 (-8% vs. Q3 23), mainly explained by higher operating expenses and lower sales to industries and exports, partially offset by higher gas deliveries under Plan Gas, thanks to the GPNK. The adjusted EBITDA excludes non-recurring and non-cash income and expenses, as well as overdue interests, which are mainly charged to CAMMESA.

Finally, capital expenditures amounted to US$46 million in Q3 24 (-73% vs. Q3 23), mainly driven by the shale gas deployment during 2023, partially offset by the beginning of the shale oil pilot plan in Rincón de Aranda.

5 It only considers maintenance, treatment, internal transportation and wellhead staff costs. It does not include amortizations and depreciations.

Pampa Energía ● Earnings release Q3 24 ● 15

3.4 Analysis of the petrochemicals segment

Petrochemicals segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	394	389	+1%	140	132	+6%
Domestic sales	247	273	-10%	91	92	-0%
Foreign market sales	147	116	+27%	48	40	+21%
Cost of sales	(361)	(341)	+6%	(135)	(110)	+23%

Gross profit	33	48	-31%	5	22	-77%

Selling expenses	(9)	(12)	-25%	(3)	(4)	-25%
Administrative expenses	(5)	(5)	-	(2)	(2)	-
Other operating income	11	-	NA	3	-	NA
Other operating expenses	(5)	(2)	+150%	(2)	(1)	+100%
Impairment of inventories	-	(3)	-100%	-	-	NA

Operating income	25	26	-4%	1	15	-93%

Finance costs	(3)	(2)	+50%	(1)	(1)	-
Other financial results	4	7	-43%	3	4	-25%
Financial results, net	1	5	-80%	2	3	-33%

Profit before tax	26	31	-16%	3	18	-83%

Income tax	7	(5)	NA	4	(3)	NA

Net income for the period	33	26	+27%	7	15	-53%

Adjusted EBITDA	28	33	-15%	2	16	-88%

Increases in PPE	4	4	-	2	1	+100%
Depreciation and amortization	3	4	-25%	1	1	-

Reconciliation of adjusted EBITDA from petrochemicals, in US$ million	Nine-month period		Third quarter
	2024	2023	2024	2023
Consolidated operating income	25	26	1	15
Consolidated depreciations and amortizations	3	4	1	1
Reporting EBITDA	28	30	2	16

Deletion of inventory impairment	-	3	-	-
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)

Adjusted EBITDA from petrochemicals	28	33	2	16

The adjusted EBITDA for the petrochemicals segment reached US$2 million in Q3 24, an 88% drop compared to Q3 23. This decrease was driven by lower international spread in reforming products, a drop in domestic polystyrene prices, a decline in domestic volumes of styrenics and higher US$-denominated operating expenses. These effects were partially offset by higher dispatch of reforming products, both in domestic and foreign markets. In addition, we recorded a US$3 million profit from the settlement of exports at a differential FX.

Total volume sold increased by 25% vs. Q3 23, reaching 128 thousand tons, driven by higher reforming dispatch of octane basis in the local market and isomerized naphtha and aromatic for export. Lower demand for styrene, polystyrene and SBR partially offset these gains, mainly due to the local industry activity.

Pampa Energía ● Earnings release Q3 24 ● 16

In Q3 24, financial results from the petrochemicals segment reached a profit of US$2 million, similar to Q3 23 US$3 million profit, mainly explained by the lower impact of the AR$ devaluation over payables.

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
Nine-month period
Volume sold 9M24 (thousand ton)	64	33	251	348
Volume sold 9M23 (thousand ton)	84	32	195	311
Variation 9M24 vs. 9M23	-24%	+4%	+29%	+12%

Average price 9M24 (US$/ton)	1,818	1,841	861	1,130
Average price 9M23 (US$/ton)	1,860	1,813	891	1,248
Variation 9M24 vs. 9M23	-2%	+2%	-3%	-9%

Third quarter
Volume sold Q3 24 (thousand ton)	22	11	94	128
Volume sold Q3 23 (thousand ton)	30	12	60	102
Variation Q3 24 vs. Q3 23	-27%	-11%	+59%	+25%

Average price Q3 24 (US$/ton)	1,825	1,926	822	1,092
Average price Q3 23 (US$/ton)	1,809	1,639	942	1,285
Variation Q3 24 vs. Q3 23	+1%	+18%	-13%	-15%

 Note: 1 Includes Propylene.

Pampa Energía ● Earnings release Q3 24 ● 17

3.5 Analysis of the holding and others segment

Holding and others segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	29	11	+164%	19	3	NA
Cost of sales	(5)	-	NA	(5)	-	NA

Gross profit	24	11	+118%	14	3	NA

Administrative expenses	(38)	(34)	+12%	(19)	(12)	+58%
Other operating income	4	1	+300%	3	-	NA
Other operating expenses	(34)	(16)	+113%	(6)	(9)	-33%
Impairment of financial assets	-	(4)	-100%	-	(1)	-100%
Recovery/(accrual) of impairment on intangible assets	-	2	-100%	-	-	NA
Income from the sale of associates	7	1	NA	-	1	-100%
Results for participation in joint businesses	129	33	+291%	52	4	NA

Operating income	92	(6)	NA	44	(14)	NA

Finance income	-	5	-100%	-	2	-100%
Finance costs	(24)	(37)	-35%	(9)	(10)	-10%
Other financial results	25	157	-84%	18	55	-67%
Financial results, net	1	125	-99%	9	47	-81%

Profit before tax	93	119	-22%	53	33	+61%

Income tax	(12)	(14)	-14%	(5)	(8)	-38%

Net income for the period	81	105	-23%	48	25	+92%

Adjusted EBITDA	112	51	+118%	43	6	NA

Increases in PPE	4	4	-	2	1	+100%
Depreciation and amortization	-	-	NA	-	-	NA

The holding and others segment, excluding the affiliates’ equity income (TGS and Transener), posted a lower loss on operating margin of US$8 million in Q3 24 vs. US$18 million in Q3 23, mainly explained by the accounting consolidation of OCP from September 1, 2024, which contributed US$7 million of operating income, in addition to higher fees, partially offset by higher accrual of executive compensation due to the share price outperformance.

In Q3 24, financial results reached a net profit of US$9 million, US$38 million less than in Q3 23, mainly due to lower earnings from FX difference over tax payables, partially offset by higher gains from holding financial instruments.

Pampa Energía ● Earnings release Q3 24 ● 18

Reconciliation of adjusted EBITDA from holding and others, in US$ million	Nine-month period		Third quarter
	2024	2023	2024	2023
Consolidated operating income	92	(6)	44	(14)
Consolidated depreciations and amortizations	-	-	-	-
Reporting EBITDA	92	(6)	44	(14)

Deletion of equity income	(129)	(33)	(52)	(4)
Deletion of gain from commercial interests	(0)	(0)	(0)	0
Deletion of contigencies provision	16	-	-	-
Deletion of intang. assets' impairment/(recovery)	-	(2)	-	-
Deletion of the sale of associates	(7)	(1)	-	(1)
TGS's EBITDA adjusted by ownership	113	73	40	21
Transener's EBITDA adjusted by ownership	26	20	11	4

Adjusted EBITDA from holding and others	112	51	43	6

The adjusted EBITDA of our holding and others segment reached US$43 million in Q3 24, compared to US$6 million in Q3 23. This calculation excludes non-operating, non-recurring and non-cash items and includes the EBITDA adjusted by equity ownership in TGS and Transener.

Since September 1, OCP Ecuador has contributed an EBITDA of US$7 million to our FS.

In TGS, the EBITDA adjusted by our stake was US$40 million in Q3 24, 90% higher than Q3 23, mainly explained by the 675% tariff increase over the regulated transportation business from April 2024, along with subsequent updates in August and September of 4% and 1%, respectively. To a lesser extent, the midstream segment recorded higher gas transportation and treatment sales in Tratayén vs. Q3 23. These effects were partially offset by lower sales in the liquids segment due to a scheduled overhaul at Cerri and lower ethane prices, partially offset by better propane and butane prices.

In Transener, the EBITDA adjusted by our stake was US$11 million in Q3 24 vs. US$4 million in Q3 23, mainly due to the tariff increase applicable from February 2024 (179.7% Transener and 191.1% Transba), and the tariff updates as from August and September of 6% for each period.

Pampa Energía ● Earnings release Q3 24 ● 19

3.6 Analysis of the nine months, by subsidiary and segment

Subsidiary In US$ million	Nine-month period 2024				Nine-month period 2023
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Power generation segment
Diamante	61.0%	2	(0)	0	61.0%	1	(0)	2
Los Nihuiles	52.0%	(1)	(0)	(1)	52.0%	(4)	(0)	(0)
VAR	100.0%	14	(0)	9	100.0%	15	-	9

Greenwind[1]	0.0%	-	-	-	100.0%	11	-	3

CTBSA		81	203	(56)		74	270	17
Non-controlling stake adjustment		(41)	(101)	28		(37)	(135)	(9)
Subtotal CTBSA adjusted by ownership	50.0%	41	101	(28)	50.0%	37	135	9

Pampa stand-alone, other companies, & adj.[2]	100.0%	248	(419)	347	100%	237	(256)	287
Subtotal power generation		304	(317)	328		297	(121)	310

Oil & gas segment
Pampa Energía	100.0%	310	1,029	71	100.0%	291	934	16
Subtotal oil & gas		310	1,029	71		291	934	16

Petrochemicals segment
Pampa Energía	100.0%	28	-	33	100.0%	33	-	26
Subtotal petrochemicals		28	-	33		33	-	26

Holding & others segment
Transener		100	(68)	47		78	(39)	35
Non-controlling stake adjustment		(74)	50	(34)		(57)	29	(26)
Subtotal Transener adjusted by ownership	26.3%	26	(18)	12	26.3%	20	(10)	9

TGS		436	(92)	229		257	82	88
Non-controlling stake adjustment		(323)	68	(170)		(184)	(59)	(63)
Subtotal TGS adjusted by ownership	25.9%	113	(24)	59	27.9%	73	23	24

Pampa stand-alone, other companies, & adj.[2]	100.0%	(28)	(71)	9	100%	(42)	(0)	71
Subtotal holding & others		112	(113)	81		51	12	105

Deletions	100%	-	(60)	-	100%	-	(148)	-
Total consolidated		754	539	513		672	677	457
At our share ownership		753	599	513		673	824	457

Note: 1 Divested in August 2023. 2 The deletion corresponds to other companies or inter-companies. 3 Net debt includes holding companies. 4 Attributable to the Company’s shareholders.

Pampa Energía ● Earnings release Q3 24 ● 20

3.7 Analysis of the quarter, by subsidiary and segment

Subsidiary In US$ million	Q3 24				Q3 23
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Power generation segment
Diamante	61.0%	(0)	(0)	0	61.0%	1	(0)	1
Los Nihuiles	52.0%	(1)	(0)	0	52.0%	(1)	(0)	(0)
VAR	100.0%	4	(0)	2	100.0%	5	-	3

Greenwind[1]	0.0%	-	-	-	100.0%	2	-	(0)

CTBSA		31	203	27		32	270	7
Non-controlling stake adjustment		(16)	(101)	(13)		(16)	(135)	(4)
Subtotal CTBSA adjusted by ownership	50.0%	16	101	13	50.0%	16	135	4

Pampa stand-alone, other companies, & adj.[2]	100.0%	93	(419)	80	100%	69	(256)	103
Subtotal power generation		112	(317)	95		91	(121)	110

Oil & gas segment
Pampa Energía	100.0%	122	1,029	(4)	100.0%	132	934	2
Subtotal oil & gas		122	1,029	(4)		132	934	2

Petrochemicals segment
Pampa Energía	100.0%	2	-	7	100.0%	16	-	15
Subtotal petrochemicals		2	-	7		16	-	15

Holding & others segment
Transener		43	(68)	20		14	(39)	5
Non-controlling stake adjustment		(31)	50	(14)		(10)	29	(3)
Subtotal Transener adjusted by ownership	26.3%	11	(18)	5	26.3%	4	(10)	1

TGS		155	(92)	63		75	82	13
Non-controlling stake adjustment		(115)	68	(46)		(54)	(59)	(9)
Subtotal TGS adjusted by ownership	25.9%	40	(24)	16	27.9%	21	23	4

Pampa stand-alone, other companies, & adj.[2]	100.0%	(8)	(71)	27	100%	(19)	(0)	20
Subtotal holding & others		43	(113)	48		6	12	25

Deletions	100%	-	(60)	-	100%	-	(148)	-
Total consolidated		279	539	146		244	677	152
At our share ownership		279	599	146		245	824	152

Note: 1 Divested in August 2023. 2 The deletion corresponds to other companies or inter-companies. 3 Net debt includes holding companies. 4 Attributable to the Company’s shareholders.

Pampa Energía ● Earnings release Q3 24 ● 21

4.	Appendix

4.1 Power generation’s main operational KPIs by plant

Power generation's key performance indicators	Hydroelectric			Wind						Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3	PEPE4	PEA	PEPE6[2]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[3]	Subtotal thermal
Installed capacity (MW)	265	388	285	-	53	53	81	100	95	1,320	780	361	30	620	100	100	1,253	14	848	4,107	5,426
New capacity (MW)	-	-	-	-	53	53	81	100	95	382	184	100	-	-	100	100	565	14	279	1,343	1,724
Market share	0.6%	0.9%	0.7%	0.0%	0.1%	0.1%	0.2%	0.2%	0.2%	3.1%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	2.0%	9.6%	13%

Nine-month period
Net generation 9M24 (GWh)	569	413	659	-	139	144	253	231	72	2,480	3,779	219	43	240	125	103	6,324	54	3,579	14,467	16,947
Market share	0.5%	0.4%	0.6%	0.0%	0.1%	0.1%	0.2%	0.21%	0.07%	2.3%	3.5%	0.2%	0.0%	0.2%	0.1%	0.1%	5.9%	0.1%	3.3%	13.5%	15.8%
Sales 9M24 (GWh)	569	413	659	-	147	144	253	231	69	2,485	3,732	473	43	240	125	103	6,644	115	3,579	15,054	17,539

Net generation 9M23 (GWh)	286	238	726	193	159	162	180	219	-	2,162	3,882	119	46	583	251	243	5,563	53	3,061	13,800	15,963
Variation 9M24 vs. 9M23	+99%	+74%	-9%	-100%	-13%	-11%	+41%	+5%	na	+15%	-3%	+83%	-6%	-59%	-50%	-58%	+14%	+3%	+17%	+5%	+6%
Sales 9M23 (GWh)	287	238	726	193	159	162	180	219	-	2,163	3,882	374	46	583	251	243	6,106	110	3,060	14,655	16,818

Avg. price 9M24 (US$/MWh)	14	22	12	na	81	64	64	82	64	34	20	52	27	97	na	na	36	38	30	35	35
Avg. price 9M23 (US$/MWh)	23	37	12	70	75	68	68	80	na	42	19	76	30	40	114	93	38	39	30	35	35
Avg. gross margin 9M24 (US$/MWh)	4	10	4	na	56	65	65	63	60	25	17	21	1	19	na	na	19	11	25	22	22
Avg. gross margin 9M23 (US$/MWh)	0	14	4	59	56	63	63	69	na	29	15	26	6	7	91	71	20	13	23	21	22

Third quarter
Net generation Q3 24 (GWh)	152	98	290	-	53	52	89	73	69	877	1,370	41	6	69	38	36	2,155	19	1,340	5,074	5,951
Market share	0.4%	0.3%	0.8%	0.0%	0.2%	0.2%	0.3%	0.21%	0.20%	2.5%	3.9%	0.1%	0.0%	0.2%	0.1%	0.1%	6.2%	0.1%	3.9%	14.6%	17.1%
Sales Q3 24 (GWh)	152	98	290	-	59	52	89	73	67	880	1,370	123	6	69	38	36	2,260	39	1,340	5,280	6,161

Net generation Q3 23 (GWh)	74	84	439	28	57	57	97	77	-	912	1,211	34	10	-	42	29	1,558	23	1,167	4,073	4,985
Variation Q3 24 vs. Q3 23	+106%	+17%	-34%	-100%	-6%	-9%	-8%	-6%	na	-4%	+13%	+23%	-34%	na	-10%	+25%	+38%	-16%	+15%	+25%	+19%
Sales Q3 23 (GWh)	74	84	439	28	57	57	97	77	-	912	1,211	101	9	-	42	29	1,739	42	1,167	4,340	5,252

Avg. price Q3 24 (US$/MWh)	18	30	13	na	86	64	64	82	64	38	20	75	71	132	na	na	38	37	29	35	36
Avg. price Q3 23 (US$/MWh)	25	31	8	71	68	69	69	80	na	34	16	85	43	na	na	na	46	35	31	39	38
Avg. gross margin Q3 24 (US$/MWh)	5	11	5	na	48	50	50	60	59	25	16	34	17	51	na	138	19	1	24	22	23
Avg. gross margin Q3 23 (US$/MWh)	(10)	12	4	57	42	64	64	69	na	23	12	24	8	na	na	na	23	9	26	23	23

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa from August 2022 to July 2023. 2 Progressive commissioning: 13.5 MW (Jun-24), 31.5 MW (Jul-24), 18 MW (Aug-24), 31,5 MW (Sep-24) and 18 MW (Oct-24). 3 Co-operated by Pampa (50% equity stake).

Pampa Energía ● Earnings release Q3 24 ● 22

4.2 Production in the main oil and gas blocks

In kboe/day at ownership	Nine-month period			Third quarter
	2024	2023	Variation	2024	2023	Variation
Gas
El Mangrullo	48.3	38.4	+26%	47.0	43.8	+7%
Río Neuquén	9.5	9.2	+3%	9.8	9.6	+2%
Sierra Chata	19.0	13.4	+42%	23.4	19.8	+18%
Rincón del Mangrullo[1]	1.3	1.5	-14%	1.1	1.4	-21%
Others	0.8	1.1	-30%	0.8	1.0	-27%
Total gas at working interest	78.8	63.5	+24%	82.1	75.7	+8%

Oil
El Tordillo[2]	1.6	2.1	-22%	1.6	1.8	-8%
Gobernador Ayala	1.1	1.1	-8%	1.0	1.1	-8%
Rincón de Aranda	0.9	-	na	1.2	-	na
Associated oil[3]	1.3	1.1	+21%	1.3	1.1	+19%
Others	0.2	0.6	-70%	0.2	0.6	-75%
Total gas at working interest	5.0	4.9	+2%	5.4	4.7	+16%

Total	83.8	68.5	+22%	87.5	80.4	+9%

Note: Production in Argentina. 1 It does not include shale formation. 2 It includes the La Tapera – Puesto Quiroga block. 3 From gas fields.

Pampa Energía ● Earnings release Q3 24 ● 23

5. Glossary of terms

Term	Definition
ADR/ADS	American Depositary Receipt
AR$	Argentine Pesos
Bbl	Barrel
BCRA	Banco Central de la República Argentina (Argentina Central Bank)
Boe	Barrels of oil equivalent
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
2027 CB	Corporate Bonds maturing in 2027
2031 CB	Corporate Bonds maturing in 2031
CCGT	Combined Cycle
CNY	Renminbi Chinese currency
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
ENARSA	Energía Argentina S.A.
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FS	Financial Statements
FX	Nominal exchange rate
GPNK	Presidente Néstor Kirchner Gas Pipeline
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HPPL	Pichi Picun Leufu Hydro Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meter
MBTU	Million British Thermal Units
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	Share ownership
OCP Ecuador	Oleoducto de Crudos Pesados S.A.
Pampa / The Company	Pampa Energía S.A.
PEA	Arauco II Wind Farm, stage 1 and 2
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
PIST	Punto de Ingreso al Sistema de Transporte (System Entry Point for Transportation)

Pampa Energía ● Earnings release Q3 24 ● 24

Term	Definition
Plan Gas	Re-assurance and Strengthening of the Federal Hydrocarbon Production through Self-Supply, Exports, Replacement of Imports and the Expansion of the Transportation System to All the Country’s Hydrocarbon Basins 2023 – 2028 Plan (Executive Order No. 730/22) and the Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (Emergency Executive Order No. 892/20 and supplementary provisions)
POSA	Petrobras Operaciones S.A.
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q2 24	Second quarter of 2024
Q3 24/ Q3 23	Third quarter of 2024/Third quarter of 2023
Res.	Resolution/Resolutions
RTI	Comprehensive tariff review
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SE	Secretariat of Energy
SCEyM	Secretariat of Energy and Mining Coordination
SSEE	Subsecretariat of Electric Power
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
US$-link	A security in which the underlying is linked to a US$ wholesale exchange rate
US$-MEP	A security in which the settlement uses US$ in the domestic market

Pampa Energía ● Earnings release Q3 24 ● 25